Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
The New Home Company Inc.:

We consent to the incorporation by reference in the registration statements (No. 333-222645) on Form S-3 and (No. 333-193753, No. 333-225418, 333-211756, and No. 333-217515) on Form S-8 of The New Home Company Inc. of our reports dated February 11, 2021, with respect to the consolidated balance sheet of The New Home Company Inc. as of December 31, 2020, the related consolidated statements of operations, equity, and cash flows for the year then ended, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2020, which reports appear in the December 31, 2020 annual report on Form 10-K of The New Home Company Inc.

/s/ KPMG LLP

Irvine, California
February 11, 2021